SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 03 July, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 13 June 2017
Exhibit 1.2	Director/PDMR Shareholding dated 27 June 2017
Exhibit 1.3	BP Report on Payments to Governments 2016 dated 28 June 2017
Exhibit 1.4	Total Voting Rights dated 03 July 2017

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.678	68
d)	Aggregated information - Volume - Price - Total	68 £4.678 £318.10
e)	Date of the transaction	12 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.678	68
d)	Aggregated information - Volume - Price - Total	68 £4.678 £318.10
e)	Date of the transaction	12 June 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.992	336
d)	Aggregated information - Volume - Price - Total	336 $5.992 $2,013.31
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5345	11,622
d)	Aggregated information - Volume - Price - Total	11,622 £4.5345 £52,699.96
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5635	161
d)	Aggregated information - Volume - Price - Total	161 £4.5635 £734.72
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5345	11,052
d)	Aggregated information - Volume - Price - Total	11,052 £4.5345 £50,115.29
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5635	41
d)	Aggregated information - Volume - Price - Total	41 £4.5635 £187.10
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.99	437
d)	Aggregated information - Volume - Price - Total	437 $5.99 $2,617.63
e)	Date of the transaction	23 June 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.3

BP p.l.c. Report on payments to governments Year ended 31 December 2016

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CONTENTS

INTRODUCTION	3
BASIS OF PREPARATION	3
PAYMENTS OVERVIEW	6
PAYMENTS BY COUNTRY	7
INDEPENDENT LIMITED ASSURANCE REPORT	27
OTHER SOURCES	29

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Introduction

BP p.l.c. has prepared the following consolidated report (‘Report’) on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the ‘Regulations’). The Report also addresses BP p.l.c.’s reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure Guidance and Transparency Rules. The ‘Basis of Preparation’ section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

BP’s socio-economic contribution
BP makes a broader socio-economic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than the Upstream – for example in relation to the transporting, trading, manufacturing and marketing of oil and gas. As well as government payments, BP contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other Resources section at the end of the report for more information on our socio-economic contribution and our position on tax and financial transparency.

BP’s position on revenue transparency
BP supports the concept of transparency in revenue flows from oil and gas activities in resource-rich countries. It helps citizens of affected countries access the information they need to hold governments to account for the way they use funds received through taxes and other agreements.

Basis of Preparation

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term ‘BP’ is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to BP’s activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials (‘extractive activities’) are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing activities are not included in this Report as they are not within the scope of extractive activities as defined by the Regulations.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, BP reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a ‘government’ is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case payments made to such organizations have been included in this Report. Where a state owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by BP and are shown as negative amounts in the Report. Where payments in kind are made to a government they are valued and footnotes are included to help explain the valuation method and any related volumes.

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Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements BP has assessed its reporting obligations to be as follows:
●
Where BP has made a payment to a government, such payment is reported in full, whether made in BP’s sole capacity or in BP’s capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if and to the extent that BP makes the relevant payment. Typically such circumstances will arise where BP is the operator of the joint venture.
● Payments made by an incorporated joint venture which is not a subsidiary of BP are not included within this Report.
●
In some instances, BP is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by BP to the government are reported and payments for which BP has direct responsibility to the government, but which are paid on its behalf, are also reported.
●
BP’s equity-accounted investments such as Rosneft, Pan American Energy and Aker BP are not BP subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a ‘project’ as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a “Payment” as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this Report such production entitlements volumes to the government are reported on a lifting basis i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which BP is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government share of production as the concessionaire. The NOC’s entitlement as a partner will include both their share of production as investor’s return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by BP. In addition, taxes paid on behalf of BP by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor’s withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

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Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report BP has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the Report.

Infrastructure improvements
Such payments include a road or a building provided by BP that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not BP is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government for use by the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by BP to a government as an ordinary shareholder are excluded. For the year ended 31 December 2016, there were no reportable dividend payments to a government.

Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. In the following tables because of rounding, some totals may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

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Payments overview

The table below shows the relevant payments to governments made by BP in the year ended 31 December 2016 shown by country and payment type.

Of the seven payment types required by the UK regulations, BP did not pay any relevant dividends and therefore the category is not shown.

$ million
	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		70.4		0.1			70.5
Angola	1,761.4	508.7			56.9	2.5	2,329.5
Argentina		0.3					0.3
Australia		106.4	107.1				213.4
Azerbaijan	6,193.9	94.4		2.1			6,290.4
Brazil		14.3		1.4			15.7
Canada			0.2	1.9			2.0
China					2.0		2.0
Egypt		84.6			12.1		96.7
India	1.3						1.3
Indonesia	312.6	201.0					513.5
Iraq		87.5		0.6		1.0	89.1
Libya				(0.3)			(0.3)
Norway				1.6			1.6
Oman				0.4		2.3	2.7
Russia		37.8					37.8
Trinidad and Tobago		38.1	61.6	3.4			103.1
United Arab Emirates		623.2		2,220.0			2,843.2
United Kingdom		(198.4)		9.4			(189.0)
United States	32.0	(167.7)	602.6	11.7	28.0		506.6
Total	8,301.2	1,500.6	771.4	2,252.3	99.0	5.8	12,930.4

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Payments BY COUNTRY

ALGERIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances – Direction
Générale des Impôts		(a)70.4					70.4
Sonatrach				0.1			0.1
Total		70.4		0.1			70.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)15.7		0.1			15.8
In Salah		(c)54.7					54.7
Total		70.4		0.1			70.5

(a)	Includes $69.0 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(b)	Includes $14.3 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid taxes on BP’s behalf out of production entitlements.

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ANGOLA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		5.4					5.4
Benguela Province						1.3	1.3
Finance Ministry		494.3					494.3
Kwanza Norte Province						0.2	0.2
Luanda Province						1.0	1.0
Ministry of Petroleum		9.0					9.0
Sonangol EP (Concessionaire)	(a)783.5				56.9		840.3
Sonangol P&P	(b)978.0						978.0
Total	1,761.4	508.7			56.9	2.5	2,329.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		111.9					111.9
Block 17		171.4					171.4
Block 18	(c)592.0	107.0				2.5	701.6
Block 19		0.7			4.0		4.7
Block 20					42.9		42.9
Block 24		0.5			10.0		10.5
Block 31	(d)1,169.4	117.1					1,286.5
Total	1,761.4	508.7			56.9	2.5	2,329.5

(a)	Payments in kind for 19.1 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 24.9 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Payments in kind for 14.2 million bbls of crude oil valued per the Production Sharing Agreement.
(d)	Payments in kind for 29.8 million bbls of crude oil valued per the Production Sharing Agreement.

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ARGENTINA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Federal de
Ingresos Publicos (AFIP)		0.3					0.3
Total		0.3					0.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		0.3					0.3
Total		0.3					0.3

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AUSTRALIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		106.4					106.4
Department of Industry			107.1				107.1
Total		106.4	107.1				213.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		41.9	107.1				149.0
Payments not attributable
to projects		64.4					64.4
Total		106.4	107.1				213.4

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AZERBAIJAN

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR
subsidiary)	(a)465.5						465.5
Azerbaijan (Shah Deniz) Ltd.
(SOCAR subsidiary)	(b)159.8						159.8
Ministry of Taxes		94.4					94.4
SGC Upstream LLC	(c)107.2						107.2
State Oil Company of Azerbaijan
Republic (SOCAR)	(d)161.4						161.4
State Oil Fund of Azerbaijan
(SOFAZ)	(e)5,300.0			2.1			5,302.1
Total	6,193.9	94.4		2.1			6,290.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Guneshli - PSA	(d)(f)5,598.4	94.4					5,692.9
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	(g)595.5						595.5
Total	6,193.9	94.4		2.1			6,290.4

(a)	Payments in kind for 11.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(b)	Includes payments in kind of $62.5 million for 1.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes payments in kind of $42.1 million for 1.1 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(d)	Includes payments in kind of $161.4 million for 2.7 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azeri project.
(e)	Includes payments in kind of $5,101 million for 127.4 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(f)	Includes payments in kind of $5,437 million for 135.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(g)	Includes payments in kind of $234.5 million for 6.1 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

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BRAZIL

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo, Gas
Natural e Biocombustíveis (ANP)				1.4			1.4
Secretaria da Receita Federal		14.3					14.3
Total		14.3		1.4			15.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BAR-M-346		0.8		0.2			1.0
BM-C-34(C-M-471)		1.4		0.3			1.7
BM-C-34(C-M-473)		2.5		0.6			3.2
BM-C-32 (C-M-61)		4.1		0.3			4.3
BM-CAL-13		1.9					1.9
BT-PN-2 (PN-T-66)		0.4					0.4
FZA-M-59		2.1					2.1
Payments not attributable to
projects		1.2					1.2
Total		14.3		1.4			15.7

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CANADA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Canada Nova Scotia Offshore
Petroleum Board (CNSOPB)				0.5			0.5
Government of Canada				1.0			1.0
Province of Alberta			0.2	0.4			0.5
Total			0.2	1.9			2.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Kirby Leismer			0.2				0.2
Newfoundland Exploration				0.7			0.7
Nova Scotia Exploration				0.8			0.8
Terre de Grace				0.4			0.4
Total			0.2	1.9			2.0

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CHINA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
China National Petroleum
Corporation (CNPC)					2.0		2.0
Total					2.0		2.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Sichuan Shale Gas - Neijiang-Dazu					1.0		1.0
Sichuan Shale Gas - Rong
Chang Bei					1.0		1.0
Total					2.0		2.0

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EGYPT

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian Natural Gas Holding
Company (EGAS)					12.1		12.1
Egyptian Tax Authority		(a)84.6					84.6
Total		84.6			12.1		96.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		(a)12.3					12.3
East Morgan		(a)3.7					3.7
East Tanka		(a)3.1					3.1
El Matareya					0.3		0.3
North Alexandria / West
Mediterranean Deep Water		(a)29.2					29.2
North Damietta Offshore					4.1		4.1
North El Hammad Offshore					0.8		0.8
North El Mahala					0.5		0.5
North El Max					0.3		0.3
North El Tabya Offshore					5.0		5.0
North October		(a)0.8					0.8
North Ras El Esh					1.0		1.0
North Tennin					0.3		0.3
Ras El Bar		(a)8.9					8.9
South Belayim		(a)10.4					10.4
South Gharib		(a)4.5					4.5
Temsah		(a)11.8					11.8
Total		84.6			12.1		96.7

(a)	Pursuant to the relevant agreements, Egyptian General Petroleum Corporation (EGPC) paid these taxes on BP's behalf out of production entitlement.

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INDIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum & Natural
Gas - Government of India	1.3						1.3
Total	1.3						1.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
KG D6 KG-DWN-98/3	1.3						1.3
Total	1.3						1.3

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INDONESIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance	(a)312.6	201.0					513.5
Total	312.6	201.0					513.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Sanga - Sanga		34.2					34.2
Tangguh	(a)312.6	166.7					479.3
Total	312.6	201.0					513.5

(a)	Includes payments in kind of $40.1 million for 1.3 million bbls of condensates and $272.5 million for 44.9 million mmBtu of LNG valued per the Production Sharing Agreement.

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IRAQ

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						0.1	0.1
Ministry of Oil		87.5				0.2	87.7
South Oil Company				0.6		0.6	1.3
Total		87.5		0.6		1.0	89.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		87.5		0.6		1.0	89.1
Total		87.5		0.6		1.0	89.1

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LIBYA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
National Oil Corporation				(0.3)			(0.3)
Total				(0.3)			(0.3)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
EPSA				(0.3)			(0.3)
Total				(0.3)			(0.3)

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NORWAY

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
The Norwegian Petroleum
Directorate				1.6			1.6
Total				1.6			1.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ula				0.5			0.5
Valhall				1.1			1.1
Total				1.6			1.6

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OMAN

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ibri Municipality						2.3	2.3
Ministry of Oil & Gas				0.4			0.4
Total				0.4		2.3	2.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan				0.4		2.3	2.7
Total				0.4		2.3	2.7

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RUSSIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance – Moscow		37.8					37.8
Total		37.8					37.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		37.2					37.2
Payments not attributable
to projects		0.5					0.5
Total		37.8					37.8

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TRINIDAD AND TOBAGO

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		22.3					22.3
Ministry of Energy &
Energy Affairs		15.8	19.5	3.4			38.7
National Gas Company of Trinidad
& Tobago Ltd			(a)42.1				42.1
Total		38.1	61.6	3.4			103.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				3.2			3.2
BPTT Blocks		38.1	(a)61.6	0.2			99.9
Total		38.1	61.6	3.4			103.1

(a)	Includes payments in kind of $42.1 million for 30.5 billion cubic feet of natural gas valued at the same realization prices as other gas sales.

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UNITED ARAB EMIRATES

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Finance Abu Dhabi		(a)623.2					623.2
Supreme Petroleum Council
(Abu Dhabi)				(b)2,220.0			2,220.0
Total		623.2		2,220.0			2,843.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADCO Concession				(b)2,220.0			2,220.0
ADMA Concession		(a)623.2					623.2
Total		623.2		2,220.0			2,843.2

(a)	These taxes were paid on BP’s behalf by Abu Dhabi Marine Areas Ltd.
(b)
Relates to the renewal of a 10% interest in the Abu Dhabi onshore oil concession for which 392.9 million ordinary shares in BP p.l.c. were issued. This payment has been valued by reference to the market value of BP p.l.c. ordinary shares during an agreed period prior to the transaction date.

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UNITED KINGDOM

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Business, Energy & Industrial -
DECC				8.7			8.7
Crown Estate				0.7			0.7
HM Revenue and Customs		(a)(198.4)					(198.4)
Total		(198.4)		9.4			(189.0)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.3			0.3
Bruce		(5.8)		2.0			(3.7)
Decommissioning		(55.2)					(55.2)
ETAP				0.3			0.3
Exploration				1.3			1.3
Magnus		(119.5)		0.2			(119.3)
Non Operated		(18.9)		0.1			(18.7)
Pipelines		0.9		0.6			1.5
Shetland				4.5			4.5
Total		(a)(198.4)		9.4			(189.0)

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.

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UNITED STATES (USA)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Bureau of Land Management				0.1			0.1
California State Controller's
Office (d)			0.2				0.2
Delaware Division of Revenue (d)			4.9				4.9
Federal Government		(b)(285.4)					(285.4)
Florida Department of Financial
Services (d)			0.1				0.1
Kansas Holder Services (d)			0.1				0.1
Montana State Department of
Revenue (d)			0.2				0.2
New Jersey State Treasury (d)			0.1				0.1
Office of Natural Resources
Revenue			359.0	10.3	28.0		397.3
Office of Natural Resources
Revenue – BIA			1.1	0.8			1.9
Southern Ute Indian Tribe	(a)32.0	5.2	16.0	0.2			53.4
State of Alaska		69.4	(c) 211.4	0.3			281.1
State of Arkansas		0.5	0.4				0.9
State of Colorado		1.4	0.9				2.3
State Of Indiana (d)			0.1				0.1
State of Louisiana		8.7	0.3				8.9
State of New Mexico		11.9	1.9				13.8
State of Oklahoma		2.6	1.9				4.4
State of Texas		4.7	3.0				7.7
State of Wyoming		13.3	0.8				14.2
Washington Department of
Revenue (d)			0.3				0.3
Total	32.0	(167.7)	602.6	11.7	28.0		506.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		69.4	(c)211.4	1.1			281.9
Arkansas		0.5	0.4				0.9
Colorado	(a)32.0	6.6	17.4	0.2			56.1
Gulf of Mexico - Central			324.3	7.4	21.1		352.8
Gulf of Mexico - Western			0.8	2.7	7.0		10.4
Louisiana		8.7	0.3				8.9
New Mexico		11.9	2.4				14.2
Oklahoma		2.6	2.0				4.6
Texas		4.7	3.0				7.7
Wyoming		13.3	0.8				14.2
Payments not attributable
to projects		(b) (285.4)	40.0	0.3			(245.1)
Total	32.0	(167.7)	602.6	11.7	28.0		506.6

(a)	Payments in kind for 16.9 million mmBtu of gas valued on the basis of gas prices realized in the area.
(b)	The negative amount reflects the cash payment of current year taxes for all legal entities which was more than offset by refunds of taxes for federal losses carried back to prior years.
(c)	Includes payments in kind of $37.3 million for 1.0 million bbls of crude oil valued per the Royalty Settlement Agreement.
(d)	Payments to states where BP has no extractive activities relate to Escheatment of Royalties.

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Independent Limited Assurance Report

Independent assurance conclusion to the Directors of BP p.l.c. on the consolidated report on payments to governments
This report is produced in accordance with the terms of the Master Service Agreement (‘MSA’) release order for the purpose of reporting to the Directors of BP p.l.c. (the ‘Company’) in connection with the consolidated report on payments to governments (the ‘consolidated report’), prepared by the Company, in order to comply with the requirements of the Reports on Payments to Governments Regulations 2014 as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (the ‘Regulations’) for the year ended 31 December 2016.

This report is made solely to the Company’s Directors, as a body, in accordance with our MSA release order. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's Directors as a body, for our examination, for this report, or for the opinions we have formed.

Our work has been undertaken so that we might report to the Directors those matters that we have agreed to state to them in this report and for no other purpose. Our report must not be recited or referred to in whole or in part in any other document nor made available, copied or recited to any other party, in any circumstances, without our express prior written permission. This engagement is separate to, and distinct from, our appointment as the auditors to the Company.

Respective responsibilities of the Company and Ernst & Young LLP
As Directors of the Company you are responsible for the preparation of the consolidated report in accordance with the Regulations, the requirements of which has been set out in basis of preparation of the consolidated report. The Directors of the Company remain solely responsible for contents of the consolidated report. It is our responsibility to provide a conclusion on the consolidated report based on our examination.

Our approach
We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised) Assurance engagements other than audits or reviews of historical financial information issued by the International Federation of Accountants (IFAC). For the purpose of the engagement we have been provided by the Directors with the consolidated report.

In performing this engagement, we have applied International Standard on Quality Control (ISQC) 1 and the independence and other ethical requirements of the International Ethics Standards Board for Accountants (IESBA).

We have performed the procedures agreed with you and set out in our MSA release order:

a)
enquiries of management to understand and evaluate the appropriateness of methods and reporting policies implemented across the Company to comply with the Regulations;
b)
observation of processes performed and inspection of documents used to gather quantitative and qualitative information disclosed in the consolidated report;
c)
based on our understanding, using analytical procedures to identify and discuss any unusual payments in the schedule; and
d)
reconciling the underlying accounting records to the consolidated report.

The objective of a limited assurance engagement is to perform such procedures as to obtain information and explanations in order to provide us with sufficient appropriate evidence to express a negative conclusion on the consolidated report. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Inherent limitations
Our conclusion is based on historical information and the projection of any information or conclusions in the attached report to any future periods would be inappropriate. Our examination excludes audit procedures such as verification of all assets, liabilities and transactions and is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the information.

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Conclusion
Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the accompanying consolidated report has not been appropriately prepared in all material respects, in conformity with the requirements of the Regulations.

Ernst & Young LLP
London, United Kingdom

27 June 2017

Notes:
1. The maintenance and integrity of the BP p.l.c. web site is the responsibility of the directors; the work carried out by us does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the consolidated report since it was initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of the consolidated report may differ from legislation in other jurisdictions.

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OTHER RESOURCES

PAYMENTS TO GOVERNMENTS

Detailed data filed with UK Registrar - extractives.companieshouse.gov.uk/

EITI – Extractive Industries Transparency Initiative – eiti.org/

BP ANNUAL AND SUSTAINABILITY REPORTING

BP Sustainability Report – bp.com/sustainability

BP Annual Report and Form 20-F – bp.com/annualreport

BP in Angola Sustainability Report – bp.com/angola

BP in Azerbaijan Sustainability Report – bp.com/azerbaijan

BP’s contribution to Australia - bp.com/bp-contribution-australia

Our positions on tax and transparency – bp.com/tax

BP ECONOMIC IMPACT REPORTS

BP US Economic Impact Report – bp.com/economicimpact-us

BP’s Impact on the UK Economy – bp.com/economicimpact-uk

CONTACTS

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

Exhibit 1.4

BP p.l.c.

Total voting rights and share capital

As at 30 June 2017, the issued share capital of BP p.l.c. comprised 19,751,491,901 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,483,428,207. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,756,574,401. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 July 2017
/s/ J. BERTELSEN
------------------------
J. BERTELSEN
Deputy Company Secretary